News Release 2003-27	November 28, 2003
TSX - QRL - Queenstake Resources Ltd.
SEC file number 0-24096

QUEENSTAKE CONSOLIDATES OWNERSHIP OF MAGISTRAL

Queenstake Resources Ltd. (TSX: QRL) has executed a letter of intent to acquire from Midwest Mining Inc. Midwest's 57.5% interest in the Magistral gold mine in Sinaloa, Mexico in exchange for Midwest's preferred payment from project cash flows Midwest currently owns a 50% participating interest in the Magistral Joint Venture (the "MJV"), and 15% of the outstanding shares of Pangea Resources, Inc. Pangea, which is 85% owned by Queenstake, owns the remaining 50% interest in the Magistral Joint Venture. Midwest acquired its interest by providing project financing totaling U.S. $10.3 million. At the close of the transaction, the Company will own 100% of the Magistral mine, with no related project financing repayment obligations to Midwest. Consideration to Midwest includes the issue of 11,200,000 common shares of Queenstake and the issue of 2,000,000 warrants, each of which will entitle Midwest to purchase one common share of Queenstake, for a price of Cdn$1.00 and which may be exercised at any time within two years. The issue of shares and warrants are subject to TSX approval and a mandatory hold period. Midwest will also receive U.S. $900,000 in cash from Magistral Joint Venture funds.

Chris Davie, President and CEO commented: "Our original joint venture interest was strictly limited in value by the terms of the joint venture agreement, which called for Midwest to receive 100% of cash flows while allowing the Company very little decision making authority. This consolidation of interest allows us to make decisive steps toward examining strategic alternatives that will allow the full potential of the project to be realized."

Since commercial production began on January 1 2003, the Magistral mine has produced 21,200 ounces of gold. The project has suffered an extended start up period during which lower than expected rates of production were compounded by low equipment availabilities and high equipment maintenance costs. At inception, the mine's proven and probable reserves were 465,200 contained ounces with an average grade of 2.07 grams per tonne gold within a measured and indicated resource of 616,000 ounces at an average grade of 1.62 grams per tonne. The reserve includes a zone at depth comprising, at a 4 gram per tonne cut off, 462,000 tonnes at an average grade of 8.47 gm/tonne. While included in the reserve as open pittable material, initial studies have indicated that this zone, which is open both on strike and in depth, might be amenable to rapid exploitation by underground methods. Until economics are proven, this zone is not considered an underground mineable reserve. An infill drilling program in this zone has been planned, together with additional mining studies. The district, which will come under Queenstake's control, exhibits substantial exploration potential.

For further information call:
John Haigh 303-297-1557 ext. 105
Email - info@queenstake.com web - www.queenstake.com

Forward-Looking Statements - This news release contains "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this release, and Queenstake's future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Foward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.